Exhibit 12.2
JPMorgan Chase & Co.
Computation of ratio of earnings to fixed charges
and preferred stock dividend requirements

Year ended December 31, 2005 (in millions, except ratios)

Excluding interest on deposits
Income before income taxes	$12,215

Fixed charges:
Interest expense	15,074
One-third of rents, net of income from subleases(a)	359

Total fixed charges	15,433

Add: equity in undistributed loss of affiliates	107

Earnings before taxes and fixed charges, excluding capitalized interest	$27,755

Fixed charges, as above	$15,433
Preferred stock dividends (pre-tax)	19

Fixed charges including preferred stock dividends	$15,452

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.80

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$15,452
Add: interest on deposits	10,295

Total fixed charges including preferred stock dividends and interest on deposits	$25,747

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$27,755
Add: interest on deposits	10,295

Total earnings before taxes, fixed charges and interest on deposits	$38,050

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.48

(a)	The proportion deemed representative of the interest factor.

151